Exhibit 99.1

Execution Version

WAIVER

Dated: October 29, 2015

Reference in this WAIVER (this “Waiver”) is hereby made to that certain Merger Agreement, dated as of September 3, 2015 (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Bohai Leasing Co., Ltd, a limited company under the laws of the People’s Republic of China (“Parent”), Mariner Acquisition Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of Parent (“Merger Sub”) and Avolon Holdings Limited, an exempted company with limited liability under the laws of the Cayman Islands (the “Company” and together with Parent and Merger Sub, the “Parties”). Capitalized terms used herein and not otherwise defined shall have the meaning assigned to such terms in the Merger Agreement.

WHEREAS, pursuant to Section 7.01(e) of the Merger Agreement, the obligation of the Company, Parent and Merger Sub to consummate the Merger is subject to (i) the waiting period (and any extension thereof) applicable to the Transactions under the Antitrust Laws having been terminated or having expired at or prior to the Effective Time and (ii) any necessary consents, approvals, authorizations, filings or notifications under the Antitrust Laws having been obtained or made at or prior to the Effective Time;

WHEREAS, pursuant to Section 9.11 of the Merger Agreement, the Company, Parent and Merger Sub may waive compliance with any agreement of any other party and/or any condition to their respective obligations under the Merger Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to waive (i) the conditions set forth in Section 7.01(e) of the Merger Agreement solely as they relate to Federal Law No. 135-FZ on the Protection of Competition of 2006 in Russia and (ii) certain obligations set forth in Section 6.08 of the Merger Agreement that relate to Federal Law No. 135-FZ on the Protection of Competition of 2006 in Russia.

NOW THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the Parties agree as follows:

1. Waiver.

a.	Notwithstanding the requirements of Section 6.08 of the Merger Agreement, the Parties hereby agree that no filings of any party or their respective Affiliates are required to be made under Federal Law No. 135-FZ on the Protection of Competition of 2006 in Russia with respect to the Transactions.

b.

Notwithstanding the requirements of Section 7.01(e) of the Merger Agreement, for purposes of Section 7.01(e) of the Merger Agreement, each Party hereby waives the conditions that (i) the waiting period applicable to the Transactions under Federal

Law No. 135-FZ on the Protection of Competition of 2006 in Russia shall have been terminated or shall have expired at or prior to the Effective Time and (ii) that any necessary consents, approvals, authorizations, filings or notifications under Federal Law No. 135-FZ on the Protection of Competition of 2006 in Russia shall have been obtained or made at or prior to the Effective Time.

2. Limitation of Waiver. Except for the provisions set forth in this Waiver, the Merger Agreement shall remain in full force and effect, and this Waiver shall not be deemed to constitute a waiver or modification of any other representation, warranty, condition or covenant contained in the Merger Agreement.

3. Governing Law; Arbitration; Waiver of Jury Trial. The provisions of Section 9.09 of the Merger Agreement are hereby incorporated by reference.

4. Counterparts. This Waiver may be executed in counterparts (including by facsimile or by email in Portable Document Format), each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed this Waiver as of the date first written above.

BOHAI LEASING CO., LTD.

/s/ Jin Chuan
Name: Jin Chuan
Title: Director

[Signature Page to Waiver]

MARINER ACQUISITION LTD.

/s/ Jin Chuan
Name: Jin Chuan
Title: Director

[Signature Page to Waiver]

AVOLON HOLDINGS LIMITED

/s/ Ed Riley
Name: Ed Riley
Title: General Counsel

[Signature Page to Waiver]